Filed by Trigon Healthcare, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                                   of the Securities Act of 1934


                                        Subject Company: Trigon Healthcare, Inc.
                                                     Commission File No. 1-12617



                                 Trigon - Anthem
                               Merger Announcement

                            Discussion With Employees
                                 April 29, 2002

                                                                   [TRIGON LOGO]

                                 MERGER SUMMARY

>  Merger with Anthem forms the 5th largest health plan in the country

>  Tom Snead will be president of Anthem's new Southeast Region

>  Combined financial strength & expertise will help
   >> deliver greater value to customers
   >> provide opportunities for our employees

>  Health care remains a local business:
   >> People who sell, service and make health care decisions will remain in Virginia

> Consolidation of some corporate and staff positions will occur, but will not be felt by our members

                                                                   [TRIGON LOGO]

                                 WHO IS ANTHEM?

        [Map of United States showing states where Blue Cross Blue Shield plans are operated by Anthem and where they are pending]

                  Plans                      Pending Plans
                  -----                      -------------

                  Nevada                      Kansas
                  Colorado                    Virginia
                  Indiana
                  Ohio
                  Kentucky
                  New Hampshire
                  Maine
                  Connecticut

                                                                   [TRIGON LOGO]

                               ANTHEM MARKET SHARE

                 Anthem has grown rapidly through acquisitions
                and is a dominant player in each of its markets.


                         Abthem Market Share by State(1)
   ---------------------------------------------------------------------


                                     Medical         Anthem
     State             Year          Members       Market Share
   ------------     ---------     -------------    ------------
    Ohio               1995             2.2            22%
    Indiana            1944             1.5            33
    Connecticut        1997             1.2            39
    Kentucky           1993             1.1            38
    Colorado           1999             0.6            19
    Maine              2000             0.5            44
    New Hampshire      1999             0.5            47
    Nevada             1999             0.2            12
                                   ------------
      Total                             8.5
   ---------------------------------------------------------------------

(1)  Source:  Anthem and BSC research.

                                                                   [TRIGON LOGO]

                            ANTHEM FINANCIAL OVERVIEW

                                    [graph]

                       Premium Revenues ($ in billions)
                       -------------------------------

                               1998        $ 5.4
                               1999          6.1
                               2000          8.5
                               2001         10.1

                                 CAGR:  23.2%

                    Operating Income/Margin ($ in millions)
                    --------------------------------------

                               1998          0.7%
                               1999          1.2%
                               2000          2.2%
                               2001          3.2%


                                                                   [TRIGON LOGO]

                              WHY MERGE WITH ANTHEM


>    Position TGH for continued success
     >>    Become part of larger, growing enterprise
     >>    Realize the savings that drove us to seek consolidation
     >>    Even more attractive foundation for regional growth

>    Position TGH for ongoing contributions
     >>    Anthem early in public life: Trigon experience valued
     >>    Help capture substantial untapped upside
            o     administrative savings through scale
            o     best practices from both firms
            o     margin expansion
     >>    Good roles for talented / experienced mgt. and employees

                                                                   [TRIGON LOGO]

                                 MERGER SUMMARY
                                 ORGANIZATIONAL

>    Trigon becomes subsidiary of Anthem, Inc.

>    Tom Snead will lead new Southeast region, reports to Anthem CEO Larry
     Glasscock

>    Decisions about Virginia still made in Virginia
     >>    sales / underwriting / broker service / channel strategy
     >>    operations / medical mgt / provider network contracting

>    Seek to leverage best practices from Virginia and from other Anthem plans


                                                                   [TRIGON LOGO]

                                 MERGER SUMMARY
                                   FINANCIAL

>    $30 cash plus 1.062 shares Anthem / share Trigon

>    Implied value over $105 / share as of Friday's close

>    Implied value will float with Anthem stock price

> Employee options will vest; carry over, and reprice as Anthem options; $30 cash will "buy" more options

>    Trigon shareholders receive 28% Anthem shares

>    Trigon Board fills 3 seats on Anthem Board




                                                                   [TRIGON LOGO]

                              WHO WILL BE AFFECTED


>     Transition Team led by Tom Snead
       >>     staffed by members from both firms
       >>     integration teams headed by functional leaders to develop specific plans in coming weeks.

>     Specific decisions have yet to be made

>     For all those affected by the merger:
      >> Our severance policy will be in effect
      >> Outplacement services will be made available

>    A few stay bonuses will be offered for key positions

                                                                   [TRIGON LOGO]

                               WHAT DOESN'T CHANGE


>    Our view of health care as a local business

> The local development, analysis, underwriting, pricing, sales, service and medical management of Blue Cross Blue Shield coverage in Virginia

>    Our values and our commitment to employees

> Our employee benefits program in 2003 - (we will transition to a similar Anthem program in 2004)

                                                                   [TRIGON LOGO]

                                    EMPLOYEES

>    Some employee dislocation in corporate / staff areas and leadership

>    For vast majority, little impact

>    Similar culture:
         take care of customer & do the right thing

>    Additional opportunities for employment
     >> e.g. - Our OCR capabilities seen as real advantage

>    Greater opportunities for advancement
     >> Larger, growing parent with a need and an eye for talent

> Opportunity to leverage Trigon best practices over larger Anthem footprint and learn from other good operators in their system

                                                                   [TRIGON LOGO]

                                MEMBERS / GROUPS

>    Should benefit from
     >>   Sharing lower administrative costs
     >>   New products, services, information and technology

>    No big changes in account service / sales teams

>    No big bang systems integrations planned to disrupt excellent service

> Trigon brand name will transition in time, but in a manner designed to reduce confusion

                                                                   [TRIGON LOGO]

                                     BROKERS
>    Similar to customers...

>    Over time, should benefit from
     >>    selling relatively lower administrative costs
     >>    new products, services, information and technology

>    No significant changes in underwriting, account service / sales teams

                                                                   [TRIGON LOGO]

                                    PROVIDERS

>    Health care decision making remains local

>    Local provider contracting, reimbursement strategy and implementation

>    Managed Care Advisory Panel continues

> Over time, will work with Chief Medical Officers of other regions to leverage best practices and develop consistent medical policy

                                                                   [TRIGON LOGO]

                                   VIRGINIANS

>    Trigon achieves scale with best possible partner

>    Can deliver new products / services more efficiently

>    Virginia business still run by Virginians

>    Continued substantial Virginia presence

>    Retain roles in VA Medicaid, Insurer of Last Resort

>    Committed to Richmond as HQ for this region

>    Anthem reputation as regulator- and legislator-friendly

>    Potential for more employment growth

                                                                   [TRIGON LOGO]

                                   NEXT STEPS

>    Monday      -   8 am Management meetings / discussions
                 - 10 am investor conference call / webcast

>    Tuesday     Afternoon: Richmond all employee meetings
                    - Tom Snead and Larry Glasscock

>    Weds.       Morning:   Roanoke all employee meetings
                    - Tom Snead and  Larry Glasscock


                                                                   [TRIGON LOGO]

                                    MEANWHILE

>    Stay focused

>    Avoid the rumor mill

>    Talk to your manager to get facts

>    Remember our customers !



                                                                   [TRIGON LOGO]

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This slide presentation contains certain forward-looking information about Anthem, Trigon and the combined company after completion of the transaction that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and Trigon, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission made by Anthem and Trigon; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's acquisition of Trigon, to achieve expected synergies and operating efficiencies in the Trigon acquisition and to integrate successfully our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor Trigon undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to review carefully and consider the various disclosures in Anthem's and Trigon's various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2001, and the 2002 quarterly Form 10-Q filings.


                                                                   [TRIGON LOGO]

                  ADDITIONAL INFORMATION AND WHERE TO FIND IT

This slide presentation may be deemed to be solicitation material in respect of the proposed acquisition of Trigon by Anthem. In connection with the proposed transaction, a registration statement on Form S-4 and other relevant documents will be filed by Anthem with the SEC and a proxy statement on Schedule 14A and other relevant documents will be filed by Trigon with the SEC. INVESTORS AND SECURITY HOLDERS OF ANTHEM AND TRIGON ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FINAL JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain the documents for free both on the SEC's web site (www.sec.gov) and from Anthem and Trigon's respective corporate secretaries.

                          PARTICIPANTS IN SOLICITATION

Trigon, Anthem, and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the identity of Anthem's participants in the solicitation and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus. Information about the directors and executive officers of Anthem and their ownership of Anthem common stock is set forth in the proxy statement for Anthem's 2002 Annual Meeting of Shareholders, which was filed with the SEC on April 2, 2002. Information concerning Trigon's participants in the solicitation is set forth in Trigon's Current Report on Form 8-K filed with the SEC on April 29, 2002. Additional information regarding the interests of Anthem's and Trigon's directors and executive officers in the proposed transaction will be included in the final joint proxy statement/prospectus.


                                                                   [TRIGON LOGO]